U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Vivendi Universal, S.A.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     42, avenue de Friedland
--------------------------------------------------------------------------------
                                    (Street)

     75380 Paris Cedex 08 France
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     7/9/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Houghton Mifflin Company (NYSE:HTN)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person**

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$1.00 per share                          27,281,606                 Indirect (I)          See explanatory note (1)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

**   See Form 3 attached as Attachment No. 1 for additional Reporting Person.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

See Attachment No. 2.


 /s/ George E. Bushnell III                                 July 17, 2001
---------------------------------------------           -----------------------
Vice President and Corporate Counsel of                          Date
Vivendi Universal, S.A.
      **Signature of Reporting Person

(1) The securities owned indirectly by Vivendi Universal, S.A. are owned directly by its wholly owned subsidiary Soraya Merger Inc., a Massachusetts corporation.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                              Attachment No. 1

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Soraya Merger Inc.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

     800 Third Avenue, 7th Floor
--------------------------------------------------------------------------------
                                    (Street)

     New York, NY 10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     7/9/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Houghton Mifflin Company (NYSE:HTN)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [x]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$1.00 per share                          27,281,606                 Direct (D)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

See Attachment No. 2.



 /s/ Debra Ford                                              July 17, 2001
---------------------------------------------           -----------------------
President of Soraya Merger Inc.                                  Date
      **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                              Attachment No. 2



Explanation of Responses:

          Vivendi Universal, S.A., a Frech societe anonyme, and Soraya Merger Inc., a Massachusetts corporation and wholly owned subsidiary of Vivendi Universal, filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO dated June 8, 2001, relating to the third-party tender offer (the "Tender Offer") by Soraya Merger Inc. to purchase all the outstanding shares of common stock, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent, of Houghton Mifflin Company, at a purchase price of $60.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 and in the related Letter of Transmittal, copies of which were filed with the Schedule TO filed on June 8, 2001 as Exhibits (a)(1)(A) and (a)(1)(C), respectively (collectively, the "Offer to Purchase").

          The Tender Offer expired at midnight, New York City time, on July 6, 2001. Soraya Merger Inc. accepted all tendered shares (including those subject to guaranteed delivery) on July 9, 2001. A total of 27,281,606 shares of Houghton Mifflin common stock were tendered, which represent 88.9% of the outstanding shares of Houghton Mifflin common stock. Soraya Merger Inc. paid for all of the tendered shares on July 12, 2001.

          On June 1, 2001, Vivendi Universal, Houghton Mifflin, and Soraya Merger Inc. entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and the actions contemplated therein, Soraya Merger Inc. will be merged with and into Houghton Mifflin (the "Merger"), with Houghton Mifflin continuing as the surviving corporation and as a wholly owned subsidiary of Vivendi Universal. Upon completion of the Merger, each issued and outstanding share of Houghton Mifflin common stock will be exchanged for the right to receive $60.00 per share, net to the seller in cash, without interest thereon. The purpose of the Merger is to acquire all outstanding shares of Houghton Mifflin common stock not tendered and purchased pursuant to the Tender Offer or otherwise.